Zenus, Inc.



ANNUAL REPORT

2211 S IH 35

Austin, TX 78741

0

https://www.zenus.ai/

This Annual Report is dated April 16, 2025.

BUSINESS

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale computer vision analysis. In particular, our team specializes in deploying AI models on the edge and analyzing multiple faces in real-time.

Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. A few examples include pop-up shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and small and medium enterprises (SMEs) because it affects their sales.

Clients use our solutions to measure foot traffic, draw heatmaps, calculate dwell time, predict demographic information (sex/age), and assess positive sentiment.

Our sensors analyze input from optical sensors locally (edge processing) and display the results on a live dashboard accessible through the web. They may also submit pre-recorded footage so our system can process it to produce interactive graphs and insights. Select partners may license and integrate parts of our technology into their platforms.

Our revenue is predominantly generated through selling access to our software. We operate on a Software as a Service subscription model, which requires an annual commitment. Certain businesses may receive special packages to match their needs.

We have tested our technologies on deployments ranging from a few hundred to tens of thousands of people. To ensure our services positively impact the world, we focus on applications and industries that enhance user experience and add value to businesses. Examples include analytics for professional conferences, trade shows and exhibitions, out-of-home activations, experiential marketing campaigns, and retail stores.

Our technologies have helped brands like Marriott, Clarion, IMEX, PCMA, and IAEE. Some clients engage directly with us, whereas others receive data and reports indirectly through a partner.

In addition, we have established a global footprint with completed sales and deployments around the world: North and South America, Europe, Asian, Middle East, Africa, and Australia.

Corporate Structure and Current Offering

The Company has authorized 10,000,000 shares of Common Stock under its Amended and Restated Certificate of Incorporation and has previously issued Simple Agreements for Future Equity (SAFEs) and Convertive Notes to multiple investors at various valuation caps and/or discounts set forth below. We expect the SAFEs and Convertible Notes to convert into shares of stock in a future financing or sale of the company, resulting in dilution to our stockholders at such time as described in more detail below.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $350,000.00
Use of proceeds: This amount was raised to develop and launch the cloud-based API service focusing on the events industry.
Date: July 03, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $600,000.00
Use of proceeds: This amount was raised to (i) explore the most efficient commercialization paths for the cloud-based API service and (ii) develop an IoT sensor with edge processing.
Date: October 30, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $225,000.00
Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the IoT sensors while conducting the necessary pilots.
Date: November 14, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $20,000.00
Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the IoT sensors while conducting the necessary pilots.
Date: May 06, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,470,000.00
Use of proceeds: Refine the product and establish initial traction
Date: May 15, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $80,000.00
Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.
Date:September 22, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $2,000,000
Use of proceeds: Develop a repeatable sales process to validate market demand
Date: June 6, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:
The Company has prior operating history.
Circumstances which led to the performance of financial statements

Revenues
The Company revenues went up 181% from $334,396 in 2023 to $938,506 in 2024. The increase in revenue can mainly be attributed to increased market fit, increased customer satisfaction and continued refinement of SaaS product offerings.

Cost of Sales
The total cost of goods sold went up from $54,541 in 2023 to $195,194 in 2024 in parallel to sales. The Company's cost of goods sold primarily consists of hosting expenses and deployment costs.

Gross Margins
As of December 31, 2024, gross profit was $743,312, which was 79% of revenues, a decrease of 5% from 2023. The slight decrease in gross profit was due to the increase in cost of goods sold as revenues increased.

Expenses
The Company's expenses consist of, among other things, advertising and marketing, contractors, legal and professional fees, wages, office supplies, travel, insurance, trade shows, etc. Total operating expenses went from $1,763,756 in 2023 to $2,025,848 in 2024, a 15% increase. As of December 31, 2024, total operating expenses consists of 17% in general & administrative (G&A) at $347,215, 62% in sales and marketing at $1,251,776, and 21% in research and development (R&D) at $426,692. Professional services made up a large part of G&A expenses at 34% with $118,301 due to the addition of a fractional CFO and ongoing legal necessities. Payroll expenses made up a substantial portion of sales and marketing expenses at 69% with $860,194, due to prioritizing the growth of the sales team. Contractors make up the vast majority of R&D costs at 92% with $392,088, this cost is attributed to the wages for our engineering team.

The Company is a startup and its operating expenses were greater than its sales, causing it to incur a net loss of $1,266,741 as of December 31, 2024.

Historical results and cash flows
The Company had an accumulated deficit of $3,337,547 and cash in the amount of $559,284 as of December 31, 2024. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities
As of December 31, 2024, cash used in operating activities went down to ($1,521,364) as of December 31, 2024 from ($988,983) as of December 31, 2023. The decrease in cash was due to the increase in operating expenses required to scale the business in 2024.

Investing Activities
The Company did not make any capital investment in 2024

As of December 31, 2024, cash provided by financing activities was $1,817,960, a 100% increase from 2023. This increase is due to the convertible note acquired in June of 2024.

Historical results and cash flows:
Investors can expect similar results in 2025 and 2026 as the company enters another round of funding to maintain operational efficiency while scaling the business. Previously much of our financing was attributed to product development and design iteration, having created a viable product with proven market fit, the Company is now focusing its financial efforts on increasing and streamlining sales and marketing while simultaneously scaling supply chain and operations. The Company intends to increase advertising spend, hire additional sales team members as needed, acquire additional hardware, and increase installation costs as our revenues continue to increase.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $616,238.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: BMO Bank
Amount Owed: $85,733.77
Interest Rate:
Maturity Date: November 23, 2026
The Company received a loan from BMO Bank in the amount of $85,733.77 to cover additional hardware costs required

as sales increased. This loan consisted of $79,199.79 payable directly to suppliers and $6,533.98 in sales tax. This loan in being paid in 22 monthly payments.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Panagiotis Moutafis, Ph.D.
Panagiotis Moutafis, Ph.D.'s current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: October, 2015 - Present
Responsibilities: My responsibilities touch every aspect of the company including marketing, sales, product, and strategy. Salary: $100,000/year. Shares: 3,537,223

Position: Board of Directors
Dates of Service: October, 2015 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rakshak Talwar
Positions and offices currently held with the issuer:
Position: Board of Directors
Dates of Service: October, 2015 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Liz Irving
Positions and offices currently held with the issuer:
Position: Board of Directors
Dates of Service: August 1, 2024 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Panagiotis Moutafis, Ph.D.
Amount and nature of Beneficial ownership: 3,537,223
Percent of class: 71.54

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized a Simple Agreement for Future Equity, Convertible Note, and Common Stock.
Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $350,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $600,000.00
Interest Rate: 0.0%

Discount Rate: 0.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $225,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock, and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $80,000
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $9,000,000
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:
Amount outstanding: $1,470,000
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $9,000,000
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Convertible Note
The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:
Amount outstanding: $2,000,000
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $14,000,000
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights
On a liquidity event or a dissolution of the Company, the Convertible Note will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,944,881 outstanding.
Voting Rights
1 vote per share.
Material Rights
The total shares outstanding on a fully diluted basis (5,255,959) includes 4,944,991 shares issued, 25,200 shares to be issued pursuant to outstanding stock options, and 285,878 shares reserved as part of a 2016 option plan, but unissued.

The Common Stock that an Investor may purchase in this offering, which we refer to below as the Securities, is subject to the following restrictions as set forth in the subscription agreement:

Voting Rights. Although the Securities carry the same voting rights as other shares of the Company's common stock, each Investor will appoint the Company's chief executive officer as such Investor's proxy to vote all Securities in a manner that such officer deems appropriate.

Transfer restrictions. The Securities will be subject to a right of first refusal in favor of the Company on any proposed transfer of the Securities by the Investor or any successor, subject to certain customary exceptions, including transfers for estate-planning purposes. The Company will have the right to purchase the Securities proposed to be transferred at the same price and on the same terms as the proposed transfer. The Investor may not transfer the Securities to any competitor of the Company or to any customer, supplier or distributor if determined by the Company's board of directors. The Securities are "restricted" securities under the federal securities laws, which means they cannot be sold or transferred until they are registered with the SEC or unless an exemption from registration applies. In the event that the Company registers its securities with the SEC as part of an initial public offering, the Investor will be subject to a customary market stand-off for up to 180 days after the offering, as determined by the underwriters.

Drag-along. If the board of directors and the holders of a majority of the Company's outstanding common stock approve a sale of the Company, the Investor must also approve the sale and execute appropriate documents in order to effect the sale. However, this requirement will not apply unless, among other things, stockholders' representations and warranties are limited to customary statements about the stockholders' ownership of their shares and the enforceability of the transaction documents, all stockholders' liability is limited to their share of the proceeds, and all holders of the same class and series of stock are treated equally in the sale with respect to amount and form of consideration (except that if the consideration for the sale includes securities, the Company may repurchase the Investor's Securities before the closing of the sale if the Company determines that the issuance of securities as consideration to the Investor would require registration of the securities or of any person as a broker or dealer or cause other concerns for the Company under the federal securities laws).

Reorganization of Securities. In the Company's discretion, the Company may at any time record any Investor's Securities in, or transfer them to, the name of a special-purpose vehicle or other entity to be legally held by the entity for the benefit of the Investor. The Company may also at any time appoint a qualified custodian as attorney-in-fact for any Investor with respect to the Securities.
Each of the foregoing paragraphs is a summary only. Refer to the Subscription Agreement for further details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock

degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Common Stock purchased in this offering is subject to other restrictions set forth in the subscription agreement and described in more detail below, including a right of first refusal in favor of the Company on any proposed transfer (subject to customary exceptions) and a market stand-off agreement. Additionally, the Common Stock is subject to a drag-along right, such that if the Board of Directors of the Company and the holders of a majority of the aggregate outstanding Common Stock elect to sell the Company, you must participate in this sale. Furthermore, in the Company's discretion, the Company may at any time record your Common Stock in, or transfer it to, the name of a special-purpose vehicle or other entity to be legally held by the entity for your benefit. The Company may also at any time appoint a qualified custodian as attorney-in-fact for you with respect to your Common Stock. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Additionally, on the closing of our next preferred equity financing, our outstanding Simple Agreements for Future Equity will convert into equity securities, which will cause future dilution. See the risk factor titled 'Terms of subsequent financings may adversely impact your investment.' If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The conversion of our outstanding Simple Agreements for Future Equity into equity securities at the closing of our next preferred equity will also cause further dilution. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are variants of one type, providing facial analysis data and analytics and related supporting equipment. Our revenues are therefore dependent upon the market for such. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Developing new products and technologies entails significant risks and uncertainties Delays or cost overruns in the development of new services and failure of the services to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technologies or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other products. Our business growth depends on the market interest in the Company over other products. We are an early stage company and have not yet generated any profits Zenus, Inc. was formed on 10/19/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zenus, Inc. has incurred a net loss and has had limited revenues generated since inception. There can be no assurance that we will ever be profitable or, even if we become profitable, that our Board of Directors will determine in its discretion that our financial condition, results of operations, capital requirements, general business conditions and other factors will permit it to declare dividends on our Common Stock. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think our services and vision are good, the team will be able to successfully market and sell the services, and we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approvals that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent

in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell services is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell services and, therefore, your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zenus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zenus, Inc. could harm our reputation and materially negatively impact our financial condition and business. There are many unforeseeable circumstances which may occur especially in the global landscape Even though our team has performed a significant amount of market research and business continuity planning, there are still unforeseeable circumstances which may impact our success. These include acts of God, accident, riots, war, terrorist act, epidemic, pandemic, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fire, explosion, generalized lack of availability of raw materials or energy. Other patents or intellectual property in existence There is a large body of prior art in computer vision and software so there could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. Although we have yet to find a patent upon which we believe our service infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other services similar with ours will sue for infringement even if our services do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. This is a new and unproven industry Our services are new in the market and introduced into the crowded field of analytics and biometrics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that the company will be able to create a service that generates significant sales, impacting the value of our intellectual property. Our services overlap with established industries such as RFID and Bluetooth. It could be very difficult to persuade a large number of companies using these technologies to switch into a new service. The Company will only be able to create value if prospective clients are persuaded to use our services. This is a challenging task and if we are unsuccessful in achieving significant sales, the value of your investment may significantly depreciate. Our products may have latent design flaws, and we depend on contract manufacturers to manufacture our products. Any manufacturing issues could result in delays or disruptions that could harm our business. Although we have done extensive testing on our current services and intend to do similar testing on future services, it is possible that there is a design flaw that will require us to recall or refund all or a significant number of services that we have delivered to customers. Similarly, it is possible that our manufacturers will introduce delays in production or a defect during the manufacturing process triggering a recall. Any major recall or refunds of our services would be expensive and could significantly impact the value of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§

227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 16, 2025.

Zenus, Inc.

By   /s/ *Madeline Hewatt*

　　　Name: Zenus, Inc.

　　　Title: Business Operations Manager

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Zenus, Inc. was formed on October 19, 2015 ("Inception") in the State of Delaware. The financial statements of Zenus, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale video analysis. In particular, our team specializes in analyzing hundreds of faces. Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. Examples include pop-up shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and brands because it affects their sales.

Our metrics provide information on foot traffic, dwell time, demographic information (sex/age), and positive sentiment. Our IoT sensors analyze video locally (edge processing) and display the results on a web-based dashboard. Select partners may license parts of our technology and integrate it into their platforms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from access to its analytics platform and professional services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2021-2024. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has $1,899,241.07 in long-term liabilities as of December 31, 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2024 the company has currently issued 4,857,798 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 18, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Zenus, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10110 Brex Cash #7748	43,045.76
10130 Schwabb Investment Account	505,918.44
10140 Brex Treasury Account	10,319.46
Total Bank Accounts	**$559,283.66**
Accounts Receivable	
Accounts Receivable (A/R)	162,583.42
Total Accounts Receivable	**$162,583.42**
Other Current Assets	
10340 Undeposited Funds	840.00
10350 Prepaid Expenses	104,925.08
10360 Inventory Asset	297,823.43
10370 Inventory Depreciation	-71,880.00
Federal Tax Credits Due	13,326.08
Total Other Current Assets	**$345,034.59**
Total Current Assets	**$1,066,901.67**
TOTAL ASSETS	**$1,066,901.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20210 AMEX Credit	331.12
20220 Brex Credit Card	20,571.77
Total Credit Cards	**$20,902.89**
Other Current Liabilities	
20310 Notes Payable	
20311 Bank of the West Loan	2,174.82
Total 20310 Notes Payable	**2,174.82**
20320 Deferred Revenue	398,098.92
20350 Pass Through Fees	10,180.00
20351 Deployment Travel Costs	88,033.10
20352 Service Fees	-2,200.71
20353 Shipping & Handling	79,588.49
Total 20350 Pass Through Fees	**175,600.88**
20400 Payroll Liabilities	
20410 Federal Unemployment (940)	-96.43
20420 Health Insurance	30,810.54
20430 Human Interest 401(K)	752.78

	TOTAL
Total 20400 Payroll Liabilities	**31,466.89**
20500 Sales Tax Payable	
20510 Texas State Comptroller Payable	4,076.79
20520 California Department of Tax and Fee Administration Payable	2,495.16
20530 Taxes	939.81
20540 Minnesota Department of Revenue Payable	720.28
20560 Washington State Department of Revenue Payable	402.38
Total 20500 Sales Tax Payable	**8,634.42**
Total Other Current Liabilities	**$615,975.93**
Total Current Liabilities	**$636,878.82**
Long-Term Liabilities	
21000 Long Term Liabilities	
21200 BMO - Fame 1 Loan	81,281.07
21300 Convertible Note	
21310 Twenty Six Global, LLC (Babu Bangaru)	
21311 Principal	50,000.00
Total 21310 Twenty Six Global, LLC (Babu Bangaru)	**50,000.00**
21320 FF P JV LIMITED	
21321 Principal	80,000.00
Total 21320 FF P JV LIMITED	**80,000.00**
21330 Bridging Value LLC (Giuseppe Liberati)	
21331 Principal	10,000.00
Total 21330 Bridging Value LLC (Giuseppe Liberati)	**10,000.00**
21340 Charles Lena	
21341 Principal	30,000.00
Total 21340 Charles Lena	**30,000.00**
21350 Genesis Ventures I Cooperatief U.A.	
21351 Principal	150,000.00
Total 21350 Genesis Ventures I Cooperatief U.A.	**150,000.00**
21360 LStone Capital I A.K.E.S. (Acting by its Manager LStone Capital Management Societe Anonyme)	
21361 Principal	1,497,960.00
Total 21360 LStone Capital I A.K.E.S. (Acting by its Manager LStone Capital Management Societe Anonyme)	**1,497,960.00**
Total 21300 Convertible Note	**1,817,960.00**
Total 21000 Long Term Liabilities	**1,899,241.07**
Total Long-Term Liabilities	**$1,899,241.07**
Total Liabilities	**$2,536,119.89**

Zenus, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
30200 Paid-In Capital or Surplus	3,246,246.73
30300 Retained Earnings	-3,446,208.22
Net Income	-1,269,256.73
Total Equity	**$ -1,469,218.22**
TOTAL LIABILITIES AND EQUITY	**$1,066,901.67**

Zenus, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10110 Brex Cash #7748	262,687.52
Total Bank Accounts	**$262,687.52**
Accounts Receivable	
Accounts Receivable (A/R)	91,191.50
Total Accounts Receivable	**$91,191.50**
Other Current Assets	
10330 Unbilled Revenue	752.60
10340 Undeposited Funds	840.00
10360 Inventory Asset	141,562.51
10370 Inventory Depreciation	-34,260.00
Federal Tax Credits Due	13,326.08
Total Other Current Assets	**$122,221.19**
Total Current Assets	**$476,100.21**
TOTAL ASSETS	**$476,100.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20210 AMEX Credit	3,955.63
20220 Brex Credit Card	14,560.73
Total Credit Cards	**$18,516.36**
Other Current Liabilities	
20310 Notes Payable	
20311 Bank of the West Loan	15,223.74
20312 Capchase Line of Credit	150,775.72
Total 20310 Notes Payable	**165,999.46**
20320 Deferred Revenue	359,244.41
20350 Pass Through Fees	
20351 Deployment Travel Costs	50,577.91
20352 Service Fees	115.21
20353 Shipping & Handling	47,953.35
Total 20350 Pass Through Fees	**98,646.47**
20400 Payroll Liabilities	
20410 Federal Unemployment (940)	-96.43
20420 Health Insurance	30,810.54

Zenus, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total 20400 Payroll Liabilities	**30,714.11**
20500 Sales Tax Payable	
20510 Texas State Comptroller Payable	2,590.89
20530 Taxes	350.00
Total 20500 Sales Tax Payable	**2,940.89**
Total Other Current Liabilities	**$657,545.34**
Total Current Liabilities	**$676,061.70**
Total Liabilities	**$676,061.70**
Equity	
30200 Paid-In Capital or Surplus	3,246,246.73
30300 Retained Earnings	-1,969,034.58
Net Income	-1,477,173.64
Total Equity	**$ -199,961.49**
TOTAL LIABILITIES AND EQUITY	**$476,100.21**

Zenus, Inc.

Profit and Loss
January - December 2024

	TOTAL
Income	
4100 Saas Revenue	
4101 Ethical Facial Analysis	696,174.40
4102 AI Badge Scanning	59,714.05
4103 Adaptive Content	697.76
Total 4100 Saas Revenue	**756,586.21**
4200 Professional Services	0.00
4201 On-site Installation	95,125.16
4202 Remote Installation	5,147.48
4203 Reporting	78,375.28
4204 Training	3,271.97
Total 4200 Professional Services	**181,919.89**
Total Income	**$938,506.10**
Cost of Goods Sold	
5000 COGS	
5100 Product	
5101 Hardware Purchases	37,620.00
5103 Cloud Hosting	2,918.72
5104 Internet Connectivity	11,072.06
5105 Licenses & Subscriptions	20,325.28
Total 5100 Product	**71,936.06**
5200 Payroll Expenses	
5201 Salaries	86,764.38
5202 Benefits	3,061.35
5204 Payroll Taxes	5,650.99
Total 5200 Payroll Expenses	**95,476.72**
5300 Professional Services	
5301 Contractors/Consultants	19,913.96
Total 5300 Professional Services	**19,913.96**
5400 Travel & Entertainment	
5401 Airfare	4,779.53
5404 Hotel	3,087.93
Total 5400 Travel & Entertainment	**7,867.46**
Total 5000 COGS	**195,194.20**
Total Cost of Goods Sold	**$195,194.20**
GROSS PROFIT	**$743,311.90**
Expenses	
6000 General & Administrative	
60010 Bank Service Fees	51.36

Zenus, Inc.

Profit and Loss

January - December 2024

	TOTAL
60020 Insurance Fees	
60021 D&O Insurance	3,173.36
60022 General Liability Insurance	2,378.12
60023 Worker's Compensation Insurance	958.55
60024 Cyber Security Insurance	1,322.21
Total 60020 Insurance Fees	**7,832.24**
60040 Office Occupancy Expenses	
60041 Rent & Utilities	30,770.21
Total 60040 Office Occupancy Expenses	**30,770.21**
60050 Office Expenses	
60052 Computer Equipment	5,528.91
60053 General Office Supplies/Expenses	352.39
60054 Office Subscriptions	26,444.84
60055 Other Expenses	798.44
Total 60050 Office Expenses	**33,124.58**
60060 Payroll Expenses	
60061 Salaries	134,544.91
60062 Benefits	11,231.65
60064 Payroll Taxes	10,040.16
60065 Payroll Service Fees	3,519.41
Total 60060 Payroll Expenses	**159,336.13**
60070 Professional Services	
60071 Accounting	21,941.10
60072 Contractors/Consultants	5,171.26
60073 Legal	91,189.45
Total 60070 Professional Services	**118,301.81**
60080 Travel & Entertainment	
60083 Meals & Entertainment	295.27
60087 Taxi/Uber/Public Transit	18.75
Total 60080 Travel & Entertainment	**314.02**
Total 6000 General & Administrative	**349,730.35**
6100 Sales & Marketing	
6020 Business Travel	1,979.64
61010 Marketing & Advertising	
61011 Advertising	121,223.85
61012 Customer Appreciation	147.12
61013 Tradeshows	62,752.28
Total 61010 Marketing & Advertising	**184,123.25**
61020 Office Expenses	
61024 Subscriptions & Memberships	26,937.74
Total 61020 Office Expenses	**26,937.74**

Zenus, Inc.

Profit and Loss

January - December 2024

	TOTAL
61030 Payroll Expenses	
61031 Salaries	773,757.46
61033 Payroll Taxes	57,106.80
61034 Benefits	29,330.13
Total 61030 Payroll Expenses	**860,194.39**
61040 Professional Services	
61041 Contractors/Consultants	136,257.51
Total 61040 Professional Services	**136,257.51**
61050 Travel & Entertainment	
61051 Airfare	2,246.22
61053 Meals & Entertainment	589.23
61054 Hotel	3,086.00
61057 Taxi/Uber/Public Transit	314.83
61058 Reimbursable Expenses	36,047.12
Total 61050 Travel & Entertainment	**42,283.40**
Total 6100 Sales & Marketing	**1,251,775.93**
6200 Research and Development	
62010 Product Expenses	
62011 Hardware	4,447.70
62013 Subscriptions & Memberships	645.68
Total 62010 Product Expenses	**5,093.38**
62020 Payroll Expenses	
62021 Salaries	26,245.17
62023 Benefits	1,259.63
62024 Payroll Taxes	2,005.24
Total 62020 Payroll Expenses	**29,510.04**
62030 Professional Services	
62031 Contractors/Consultants	392,088.20
Total 62030 Professional Services	**392,088.20**
Total 6200 Research and Development	**426,691.62**
QuickBooks Payments Fees	165.50
Total Expenses	**$2,028,363.40**
NET OPERATING INCOME	**$ -1,285,051.50**
Other Income	
9000 Other Income	
9100 Brex Rewards	2,429.75
9200 Interest Income	22,389.83
9300 Other Miscellaneous Income	15,164.31
Total 9000 Other Income	**39,983.89**
Total Other Income	**$39,983.89**

Zenus, Inc.

Profit and Loss

January - December 2024

	TOTAL
Other Expenses	
7000 Other Expenses	21,043.99
7100 Taxes	1,982.00
7103 Sales and Use Tax	1,163.13
Total 7100 Taxes	**3,145.13**
Total 7000 Other Expenses	**24,189.12**
Total Other Expenses	**$24,189.12**
NET OTHER INCOME	**$15,794.77**
NET INCOME	**$ -1,269,256.73**

Zenus, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
4100 Saas Revenue	
4101 Ethical Facial Analysis	243,240.05
4102 AI Badge Scanning	30,885.69
4103 Adaptive Content	1,156.97
4104 Facial Recognition (Legacy)	580.65
Total 4100 Saas Revenue	**275,863.36**
4200 Professional Services	
4201 On-site Installation	51,042.08
4202 Remote Installation	1,232.82
4203 Reporting	4,921.76
4204 Training	1,336.41
Total 4200 Professional Services	**58,533.07**
Total Income	**$334,396.43**
Cost of Goods Sold	
5000 COGS	
5100 Product	
5101 Hardware Purchases	18,630.00
5102 Shipping & Handling	5,690.08
5103 Cloud Hosting	1,665.19
5104 Internet Connectivity	8,114.21
5105 Licenses & Subscriptions	14,662.34
Total 5100 Product	**48,761.82**
5200 Payroll Expenses	
5201 Salaries	2,600.00
Total 5200 Payroll Expenses	**2,600.00**
Total 5000 COGS	**51,361.82**
Cost of Goods Sold	3,179.38
Total Cost of Goods Sold	**$54,541.20**
GROSS PROFIT	**$279,855.23**
Expenses	
6000 General & Administrative	
60020 Insurance Fees	1,789.64
60040 Office Occupancy Expenses	
60041 Rent & Utilities	13,455.98
Total 60040 Office Occupancy Expenses	**13,455.98**

Zenus, Inc.

Profit and Loss

January - December 2023

	TOTAL
60050 Office Expenses	
60054 Office Subscriptions	14,880.66
60055 Other Expenses	23.73
Total 60050 Office Expenses	**14,904.39**
Total 6000 General & Administrative	**30,150.01**
6100 Sales & Marketing	
6020 Business Travel	851.02
61010 Marketing & Advertising	3,863.54
61011 Advertising	19,601.53
61013 Tradeshows	7,532.61
Total 61010 Marketing & Advertising	**30,997.68**
61020 Office Expenses	
61024 Subscriptions & Memberships	17,218.10
Total 61020 Office Expenses	**17,218.10**
61050 Travel & Entertainment	
61058 Reimbursable Expenses	28,996.81
Total 61050 Travel & Entertainment	**28,996.81**
Total 6100 Sales & Marketing	**78,063.61**
6200 Research and Development	
62010 Product Expenses	
62013 Subscriptions & Memberships	565.96
Total 62010 Product Expenses	**565.96**
Total 6200 Research and Development	**565.96**
Bank Charges & Fees	217.42
Contractors	117,761.59
Dues & subscriptions	179.00
Events/Trade Shows	9,569.80
Insurance	668.40
Job Supplies	936.70
Legal & Professional Services	10,023.92
Legal & Professional - OLD MOVE	2,995.00
Total Legal & Professional Services	**13,018.92**
Meals	5,207.34
Office/Software subscriptions	23,162.84
Other Business Expenses	5,708.22
6600 Barter Agreements	229,921.81
8000 Other Operating Expenses	18,776.87
Total Other Business Expenses	**254,406.90**
PayPal Fees	261.15

Zenus, Inc.

Profit and Loss

January - December 2023

	TOTAL
Payroll Expenses	
1111 Salaries and Wages	
6120 Employee Benefit Program	32,447.99
6130 Workers Compensation Insurance (deleted)	503.98
6140 Contractors	429,832.43
6150 Salaried Employees Wages	640,400.65
Total 1111 Salaries and Wages	**1,103,185.05**
Taxes	47,051.83
Total Payroll Expenses	**1,150,236.88**
Postage & Mailing	21,055.44
Product Development	426.40
QuickBooks Payments Fees	1,871.21
Research & Development	45.45
Taxes & Licenses	1,250.00
Travel	53,298.35
Travel Meals	1,402.60
Total Expenses	**$1,763,755.97**
NET OPERATING INCOME	**$ -1,483,900.74**
Other Income	
9000 Other Income	8,362.96
9100 Brex Rewards	4,719.38
9200 Interest Income	25,842.69
9300 Other Miscellaneous Income	2,460.81
Total 9000 Other Income	**41,385.84**
SBA Grant Income	5,000.00
Total Other Income	**$46,385.84**
Other Expenses	
7000 Other Expenses	38,334.75
7100 Taxes	620.36
7200 Other Miscellaneous Expense	703.63
Total 7000 Other Expenses	**39,658.74**
Total Other Expenses	**$39,658.74**
NET OTHER INCOME	**$6,727.10**
NET INCOME	**$ -1,477,173.64**

Zenus, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,266,741.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-254,622.46**
Net cash provided by operating activities	**$ -1,521,363.86**
FINANCING ACTIVITIES	
30200 Paid-In Capital or Surplus	1,817,960.00
Net cash provided by financing activities	**$1,817,960.00**
NET CASH INCREASE FOR PERIOD	**$296,596.14**
Cash at beginning of period	263,527.52
CASH AT END OF PERIOD	**$560,123.66**

Zenus, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,507,519.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	**518,536.48**
Net cash provided by operating activities	**$ -988,983.16**
FINANCING ACTIVITIES	**$ -5,000.00**
NET CASH INCREASE FOR PERIOD	**$ -993,983.16**
Cash at beginning of period	1,257,510.68
CASH AT END OF PERIOD	**$263,527.52**

There were no notable changes in shareholder's equity from 2023-2024. No new common or preferred stocks were issued and no stock options were exercised. The only funding received in 2024 was a convertible note.

I, Panagiotis Moutafis, the Chief Executive Officer of Zenus, Inc., hereby certify that the financial statements of Zenus, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $615,696; taxable income of $-1,174,670 and total tax of $0.

Zenus has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 2, 2025.

Panagiotis Moutafis

_____

Co-Founder & CEO

April 9, 2025

Audit trail

Details

FILE NAME	Cetified Financial Statements.pdf - 4/9/25, 4:58 PM
STATUS	🟢 Signed
STATUS TIMESTAMP	2025/04/09 22:00:29 UTC

Activity

▷ **SENT**	madeline.hewatt@zenus.ai **sent** a signature request to: • Panagiotis Moutafis (panos.moutafis@zenus.ai)	2025/04/09 21:59:21 UTC
✍ **SIGNED**	**Signed** by Panagiotis Moutafis (panos.moutafis@zenus.ai)	2025/04/09 22:00:29 UTC
⊘ **COMPLETED**	This document has been signed by all signers and is **complete**	2025/04/09 22:00:29 UTC

The email address indicated above for each signer may be associated with a Google account, and may either be the primary email address or secondary email address associated with that account.

CERTIFICATION

I, Madeline Hewatt, Principal Executive Officer of Zenus, Inc., hereby certify that the financial statements of Zenus, Inc. included in this Report are true and complete in all material respects.

Madeline Hewatt

Business Operations Manager